Exhibit 99.2

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE COMMON STOCK OFFERINGS]

SUBJECT TO COMPLETION, DATED                  , 20

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated               , 20          )

Shares

Common Stock

We are offering                    shares of our common stock. We are an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”).

We originate, structure and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. In addition to our middle market investment business, our wholly-owned portfolio companies, Katonah Debt Advisors, L.L.C., Trimaran Advisors, L.L.C., and related affiliates controlled by us (collectively, our “Asset Manager Affiliates”), manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments.

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investment in the asset management business of our Asset Manager Affiliates.

On              and                   , the last reported sale price of our common stock on the NASDAQ Global Select Market was $                 and $                , respectively. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of was $                         .

Investing in our common stock involves a high degree of risk and should be considered highly speculative. See “Risk Factors ” beginning on page [ ] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our common stock.

This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus supplement and the accompanying prospectus before investing and keep them for future reference. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 295 Madison Avenue, 6th Floor, New York, New York 10017, by telephone at (212) 455-8300, or on our website at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider that information to be part of this prospectus supplement or the accompanying prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains information about us.

	Per Share	Total
Public offering price	$	$
Sales load (underwriting discount)	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	We estimate that we will incur approximately $ (or $ per share of the shares sold in this offering) of expenses relating to this offering, resulting in net proceeds, after sales load (underwriting discount) and expenses, to us of approximately $ million (or $ per share of the shares sold in this offering).

The underwriters expect to deliver the shares on or about                      , 20 .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option, exercisable at any time until [30] days after the date of this prospectus supplement, to purchase up to               additional shares of our common stock.

 The date of this prospectus supplement is                   , 20              .

PROSPECTUS SUPPLEMENT

Page
ABOUT THIS PROSPECTUS SUPPLEMENT	S-
PROSPECTUS SUPPLEMENT SUMMARY	S-
ABOUT THIS OFFERING	S-
RISK FACTORS	S-
FEES AND EXPENSES	S-
USE OF PROCEEDS	S-
CAPITALIZATION	S-
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING	S-
LEGAL MATTERS	S-
AVAILABLE INFORMATION	S-

PROSPECTUS

[Insert table of contents from base prospectus]

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any shares of our common stock by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is complete and accurate only as of their respective dates, regardless of the time of their delivery or sale of our common stock. Our financial condition, results of operations and prospects may have changed since those dates. To the extent required by law, we will amend or supplement the information contained in this prospectus supplement and the accompanying prospectus to reflect any material changes to such information subsequent to the date of this prospectus supplement and the accompanying prospectus and prior to the completion of any offering pursuant to this prospectus supplement and the accompanying prospectus.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Available Information” before investing in our common stock.

Forward-Looking Statements

Information contained in this prospectus supplement and the accompanying prospectus may contain forward-looking statements. In addition, forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. The matters described in “Risk Factors” in the accompanying prospectus and certain other factors noted throughout this prospectus supplement and the accompanying prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, or the Securities Act. For a list of factors that could affect these forward -looking statements, see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that is important to you. To understand the terms of the common stock offered pursuant to this prospectus supplement and the accompanying prospectus, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the shares we are offering. Except as otherwise noted, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

In this prospectus, unless the context otherwise requires, the terms the “Company,” “KCAP Financial,” “we,” “us” and “our” refer to KCAP Financial, Inc., in each case together with our wholly-owned portfolio companies Katonah Debt Advisors, L.L.C. and Trimaran Advisors, L.L.C. “Katonah Debt Advisors” refers to Katonah Debt Advisors, L.L.C. and related affiliates controlled by us. “Trimaran Advisors” refers to Trimaran Advisors, L.L.C. and related affiliates controlled by us.

Overview

We originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. We define the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization, which we refer to as “EBITDA,” of $10 million to $50 million and/or total debt of $25 million to $150 million.

In addition to our middle market investment business, Katonah Debt Advisors, L.L.C. and its asset manager affiliates (collectively, “Katonah Debt Advisors”) and Trimaran Advisors, L.L.C. (“Trimaran Advisors”, together with Katonah Debt Advisors, our “Asset Manager Affiliates”) each manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments. Each of Katonah Debt Advisors and Trimaran Advisors are our wholly-owned portfolio companies, and each are registered investment advisers under the Investment Advisers Act of 1940 (the “Adviser Act”).

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investments in the asset management businesses of our Asset Manager Affiliates. We intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. While our primary investment focus is on making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments. In addition, we may also invest in debt and equity securities issued by the CLO Funds managed by our Asset Manager Affiliates or by other asset managers.

We seek to manage risk through a rigorous credit and investment underwriting process and an active portfolio monitoring program. We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our net income and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer.

We were formed in August 2006. In December 2006, we completed our initial public offering (“IPO”), which raised net proceeds of approximately $200 million after the exercise of the underwriters’ over-allotment option. In connection with our IPO, we issued an additional 3,484,333 shares of our common stock in exchange for the ownership interests of Katonah Debt Advisors and in securities issued by the CLO Funds managed by Katonah Debt Advisors and two other asset managers. On February 29, 2012, we purchased Trimaran Advisors, a CLO manager similar to Katonah Debt Advisors. Contemporaneously with the acquisition of Trimaran Advisors, we acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors. As of December 31, 2012, Katonah Debt Advisors and Trimaran Advisors are the Company’s only wholly-owned portfolio companies and have approximately $3.6 billion of par value assets under management. Katonah Debt Advisors and Trimaran Advisors are each managed independently from us by separate management teams and investment committees.

Including employees of our Asset Manager Affiliates, we employ an experienced team of 16 investment professionals and 25 total staff members. Dayl W. Pearson, our President and Chief Executive Officer, and one of our directors, has been in the financial services industry for over 33 years. During the past 20 years, Mr. Pearson has focused almost exclusively in the middle market and has originated, structured and underwritten over $7 billion of debt and equity securities. R. Jon Corless, our Chief Investment Officer has managed investment portfolios in excess of $4 billion at several institutions and has been responsible for managing portfolios of leveraged loans, high-yield bonds, mezzanine securities and middle market loans. Edward U. Gilpin, our Chief Financial Officer, Secretary and Treasurer, has significant experience in overseeing the financial reporting for asset management businesses, including the fair value accounting of CLO securities owned by them.

We are an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940. Because we are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor, we do not pay investment advisory fees and all of our income is available to pay our operating costs and to make distributions to our stockholders. As a BDC, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The 1940 Act also generally prohibits us from declaring any cash dividend or distribution on any class of our capital stock if our asset coverage is below 200% at the time of the declaration of the dividend or distribution.

We have also elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code (“Code”) and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

Our Corporate Information

Our principal executive offices are located at 295 Madison Avenue, 6th Floor, New York, New York 10017, and our telephone number is (212) 455-8300. We maintain a website on the Internet at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

Recent Developments

ABOUT THIS OFFERING

Common stock offered by us	shares

Common stock outstanding prior to this offering	shares

Common stock to be outstanding after this offering (assuming no exercise of the underwriters’ option to purchase additional shares)	shares

Option to purchase additional shares	shares

Use of proceeds	We intend to use substantially all of the net proceeds from this offering to make investments in small and mid-sized companies in accordance with our investment objective and strategies described in this prospectus supplement and the accompanying prospectus and for general corporate purposes, including working capital requirements. We may also use a portion of the net proceeds from this offering to repay any outstanding borrowings under our credit facilities. Pending these uses, we will invest the net proceeds primarily in high quality, short-term debt securities, consistent with our business development company election and our election to be taxed as a RIC, at yields significantly below those we expect to earn on investments in small and mid-sized companies.

NASDAQ Global Select Market symbol	“KCAP”

Distributions	We intend to pay monthly distributions to our stockholders out of assets legally available for distribution. Our distributions, if any, will be determined by our Board of Directors.

On , our Board of Directors declared the following dividends:

• $ per share, payable on to stockholders of record on ;

• $ per share, payable on to stockholders of record on ; and

• $ per share, payable on to stockholders of record on .

Taxation	We have elected to be treated for U.S. federal income tax purposes as a RIC under subchapter M of the Code of and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or realized capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

Leverage	We have issued senior securities, and in the future may borrow from, or issue additional senior securities (such as preferred or convertible securities or debt securities) to, banks and other lenders and investors. Subject to prevailing market conditions, we intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us.

Trading	Shares of closed-end investment companies frequently trade at a discount to their net asset value. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value.

Risk factors	Your investment in our common stock involves a high degree of risk and should be considered highly speculative. See “Risk Factors” in the accompanying prospectus for a discussion of factors you should carefully consider, including the risk of leverage, before investing in our common stock.

RISK FACTORS

[Insert risk factors applicable to the Common Stock and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

FEES AND EXPENSES

STOCKHOLDER TRANSACTION EXPENSES (as a percentage of the offering price)
Sales Load	—	%(1)
Offering Expenses	—	%(2)
Dividend Reinvestment Plan Fees	None	(3)
Total Stockholder Transaction Expenses	—%
ANNUAL EXPENSES (as a percentage of net assets attributable to common stock)
Operating Expenses		%(3)
Interest Payments on Borrowed Funds		%(4)
Other Expenses		%(5)
Acquired Fund Fees and Expenses		%(6)
Total Annual Expenses		%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Company. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of 4.5% (the estimated underwriting discount to be paid by us with respect to common stock sold by us in an offering).

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

(1)	In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

(3)	The expenses associated with the administration of our dividend reinvestment plan are included in “Other Expenses.” The participants in the dividend reinvestment plan pay a pro rata share of brokerage commissions incurred with respect to open market purchases, if any, made by the administrator under the plan. For more details about the plan, see “Dividend Reinvestment Plan.”

(3)	“Operating Expenses” represents an estimate of our annual operating expense. We do not have an investment advisor. We are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees. Instead we pay the operating costs associated with employing investment management professionals.

(4)	“Interest Payments on Borrowed Funds” represents an estimate of our annual interest expense based on payments required under our outstanding Senior Convertible Notes, the Facility and the Senior Notes.

(5)	“Other expenses” are based on the amounts incurred for the year ended , and include our overhead and administrative expenses.

(6)	Reflects the estimated annual collateral manager fees that will be indirectly incurred by us in connection with our equity investments in CLO funds during the twelve months following the date of this prospectus. Collateral manager fees are charged on the total assets of the CLO fund, including the assets acquired with borrowed funds, but are assumed to be paid by the equity holders of the CLO funds (i.e., from the residual cash flows after interest payments to the senior debt holders in the CLO funds).

Therefore, these collateral manager fees (which generally range from % to % of total assets) are effectively much higher when allocated only to the equity holders of the CLO funds as we have done in the table above. In this regard, the debt tranches that we hold in any of these CLO funds are not deemed to pay any such collateral manager fees for purposes of the table set forth above. The calculation also includes the payment of incentive fees that will likely be earned by the investment manager of the CLO funds in which we hold an equity investment in the next twelve months. It is important to highlight that approximately % of the collateral manager and incentive fees reflected in the table above are paid to our Asset Manager Affiliates, which are wholly owned by us. Therefore, any such fees paid to our Asset Manager Affiliates will inure to the benefit of our stockholders in light of our 100% ownership of the Asset Manager Affiliates.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

USE OF PROCEEDS

The net proceeds from our sale of the        shares of common stock in this offering are estimated to be approximately $        million, or $         million if the underwriters’ option to purchase additional shares is exercised in full, assuming a public offering price of $       per share (based on the last reported sales price of our common stock on the NASDAQ Global Select Market on ), and after deducting the underwriting discount and estimated offering expenses. The underwriting discount is $      per share. A $                increase (decrease) in the assumed offering price per share would increase (decrease) net proceeds to us from this offering by $      million, assuming the number of shares offered by us as set forth on the cover page of this prospectus supplement remains the same. Any additional proceeds to us resulting from an increase in the public offering price or the number of shares offered pursuant to this prospectus supplement will be used by us as described below.

We intend to use substantially all of the net proceeds from selling our securities for general corporate purposes, which includes investing in portfolio companies and CLO funds in accordance with our investment objective and strategies described elsewhere in this prospectus. The supplement to this form of prospectus supplement relating to an offering will more fully identify the use of proceeds from such an offering.

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within six to twelve months. Pending such use, we intend to invest the net proceeds of an offering in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective.

CAPITALIZATION

The following table sets forth our capitalization as of                     :

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of shares of common stock in this offering, assuming a public offering price of $ per share (based on the last reported sales price of our common stock on the NASDAQ Global Select Market on , , after deducting the underwriting discount and estimated offering expenses payable by us.

As of
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
Cash	$	$
Borrowings
Stockholders’ equity:
Common stock, par value $0.01 per share; 100,000,000 common shares authorized, shares outstanding
Capital in excess of par value
Accumulated undistributed net investment income
Accumulated net realized losses
Net unrealized depreciation of investments
Total stockholders’ equity	$	$
Total capitalization	$	$

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

[Insert disclosure regarding federal income tax consequences of an investment in the common stock to the extent required to be disclosed by applicable law or regulation.]

UNDERWRITING

and          are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated                  ,               , each underwriter named below severally agrees to purchase the number of shares indicated in the following table:

Underwriters	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are purchased, other than the shares covered by the option described below.

Option to Purchase Additional Shares

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by KCAP	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $                 . We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Lock -up Agreements

We and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to issue, sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date days after the date of this prospectus supplement, except with the prior written consent of each of          and          .

The         day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the              day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the                   day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Price Stabilizations and Short Positions

In connection with the offering,                        , on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over -the-counter market or otherwise.

Additional Underwriter compensation

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Certain of the net proceeds from the sale of our common stock, not including underwriting compensation, may be paid to affiliates of                   in connection with the repayment of debt owed under the      facility. As a result,                   and/or their affiliates may receive more than 5% of the net proceeds of this offering, not including underwriting compensation.

Sales Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common shares, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the common shares in any jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell common shares offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.

Electronic Delivery

The underwriters may make prospectuses available in electronic format. A prospectus in electronic format may be made available on the website maintained by any of the underwriters, and underwriters may distribute such prospectuses electronically. The underwriters may agree with us to allocate a limited number of shares for sale to their online brokerage customers. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The addresses of the underwriters are:

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement and certain other legal matters will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington D.C. Certain legal matters related to the offering will be passed upon for the underwriters by                 .

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus supplement. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus supplement.

We file with or furnish to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C.

20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Exhibit 99.3

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH PREFERRED STOCK OFFERINGS]

SUBJECT TO COMPLETION, DATED                   ,

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated       )

$

Series [ ] Preferred Stock

Liquidation Preference $        Share

We are an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). We originate, structure and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. In addition to our middle market investment business, our wholly-owned portfolio companies, Katonah Debt Advisors, L.L.C., Trimaran Advisors, L.L.C., and related affiliates controlled by us (collectively, our “Asset Manager Affiliates”), manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments.

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investment in the asset management business of our Asset Manager Affiliates.

All of the                    shares of Series [ ] preferred stock, or the preferred stock, offered by this prospectus supplement are being sold by us. Each share of preferred stock has a liquidation preference of $                     per share, and the share of preferred stock are subject to redemption at the option of the holder as described in this prospectus supplement. [We have applied to list the Series [ ] Preferred Stock on                   [so that trading on the exchange will begin within days after the date of this prospectus supplement, subject to notice of issuance. Prior to the expected commencement of trading on                           , the underwriters do not intend to make a market in our preferred stock. Consequently, it is anticipated that, prior to the commencement of trading on                      , an investment in our preferred stock will be illiquid and holders thereof may not be able to sell such shares as it is unlikely that a secondary market for our preferred stock will develop. If a secondary market does develop prior to the commencement of trading on                          , holders of our preferred stock may be able to sell such shares only at substantial discounts from their liquidation preference.] The trading symbol for our preferred stock will be “                             ”.]

Our common stock is traded on the NASDAQ Capital Market under the symbol “KCAP.” On                      , 20                  , the last reported sales price on the NASDAQ Capital Market for our common stock was $                         per share. Our net asset value per share of our common stock as of was $

An investment in our preferred stock is subject to risks and involves a heightened risk of total loss of investment. In addition, the companies in which we invest are subject to special risks. For example, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. See “Risk Factors” beginning on page [ ] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our preferred stock.

This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our Preferred Stock. Please read this prospectus supplement and the accompanying prospectus before investing and keep them for future reference. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 295 Madison Avenue, 6th Floor, New York, New York 10017, by telephone at (212) 455-8300, or on our website at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider that information to be part of this prospectus supplement or the accompanying prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains information about us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Sales Load (Underwriting Discounts and Commissions)	$	$
Proceeds to the Company (before expenses)	$	$

[In addition, the underwriters may purchase up to an additional                                  shares of preferred stock from us at the public offering price, less the underwriting discount, within                         days of the date of this prospectus supplement to cover overallotments. If the underwriters exercise this option in full, the total public offering price will be $                          , the total underwriting discount (sales load) paid by us will be $                      , and total proceeds, before expenses, will be $                         .]

The underwriters expect to deliver the shares on or about                     , 20            .

Prospectus Supplement dated                    , 20           .

[(1)	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.]

PROSPECTUS SUPPLEMENT

Page
ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
THE OFFERING
RISK FACTORS
FEES AND EXPENSES
USE OF PROCEEDS
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
AVAILABLE INFORMATION

PROSPECTUS

[Insert table of contents from base prospectus]

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any shares of our preferred stock by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is complete and accurate only as of their respective dates, regardless of the time of their delivery or sale of our preferred stock. Our financial condition, results of operations and prospects may have changed since those dates. To the extent required by law, we will amend or supplement the information contained in this prospectus supplement and the accompanying prospectus to reflect any material changes to such information subsequent to the date of this prospectus supplement and the accompanying prospectus and prior to the completion of any offering pursuant to this prospectus supplement and the accompanying prospectus.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of preferred stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Available Information” before investing in our preferred stock.

Forward-Looking Statements

Information contained in this prospectus supplement and the accompanying prospectus may contain forward-looking statements. In addition, forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. The matters described in “Risk Factors” in the accompanying prospectus and certain other factors noted throughout this prospectus supplement and the accompanying prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, or the Securities Act. For a list of factors that could affect these forward-looking statements, see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that is important to you. To understand the terms of the Preferred Stock offered pursuant to this prospectus supplement and the accompanying prospectus, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the Preferred Stock we are offering. Except as otherwise noted, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters’ option to purchase additional Preferred Stock.

In this prospectus, unless the context otherwise requires, the terms the “Company,” “KCAP Financial,” “we,” “us” and “our” refer to KCAP Financial, Inc., in each case together with our wholly-owned portfolio companies Katonah Debt Advisors, L.L.C. and Trimaran Advisors, L.L.C. “Katonah Debt Advisors” refers to Katonah Debt Advisors, L.L.C. and related affiliates controlled by us. “Trimaran Advisors” refers to Trimaran Advisors, L.L.C. and related affiliates controlled by us.

Overview

We originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. We define the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization, which we refer to as “EBITDA,” of $10 million to $50 million and/or total debt of $25 million to $150 million.

In addition to our middle market investment business, Katonah Debt Advisors, L.L.C. and its asset manager affiliates (collectively, “Katonah Debt Advisors”) and Trimaran Advisors, L.L.C. (“Trimaran Advisors”, together with Katonah Debt Advisors, our “Asset Manager Affiliates”) each manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments. Each of Katonah Debt Advisors and Trimaran Advisors are our wholly-owned portfolio companies, and each are registered investment advisers under the Investment Advisers Act of 1940 (the “Adviser Act”).

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investments in the asset management businesses of our Asset Manager Affiliates. We intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. While our primary investment focus is on making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments. In addition, we may also invest in debt and equity securities issued by the CLO Funds managed by our Asset Manager Affiliates or by other asset managers.

We seek to manage risk through a rigorous credit and investment underwriting process and an active portfolio monitoring program. We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our net income and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer.

We were formed in August 2006. In December 2006, we completed our initial public offering (“IPO”), which raised net proceeds of approximately $200 million after the exercise of the underwriters’ over-allotment option. In connection with our IPO, we issued an additional 3,484,333 shares of our common stock in exchange for the ownership interests of Katonah Debt Advisors and in securities issued by the CLO Funds managed by Katonah Debt Advisors and two other asset managers. On February 29, 2012, we purchased Trimaran Advisors, a CLO manager similar to Katonah Debt Advisors. Contemporaneously with the acquisition of Trimaran Advisors, we acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors. As of December 31, 2012, Katonah Debt Advisors and Trimaran Advisors are the Company’s only wholly-owned portfolio companies and have approximately $3.6 billion of par value assets under management. Katonah Debt Advisors and Trimaran Advisors are each managed independently from us by separate management teams and investment committees.

Including employees of our Asset Manager Affiliates, we employ an experienced team of 16 investment professionals and 25 total staff members. Dayl W. Pearson, our President and Chief Executive Officer, and one of our directors, has been in the financial services industry for over 33 years. During the past 20 years, Mr. Pearson has focused almost exclusively in the middle market and has originated, structured and underwritten over $7 billion of debt and equity securities. R. Jon Corless, our Chief Investment Officer has managed investment portfolios in excess of $4 billion at several institutions and has been responsible for managing portfolios of leveraged loans, high-yield bonds, mezzanine securities and middle market loans. Edward U. Gilpin, our Chief Financial Officer, Secretary and Treasurer, has significant experience in overseeing the financial reporting for asset management businesses, including the fair value accounting of CLO securities owned by them.

We are an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940. Because we are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor, we do not pay investment advisory fees and all of our income is available to pay our operating costs and to make distributions to our stockholders. As a BDC, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The 1940 Act also generally prohibits us from declaring any cash dividend or distribution on any class of our capital stock if our asset coverage is below 200% at the time of the declaration of the dividend or distribution.

We have also elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code (“Code”) and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

Our Corporate Information

Our principal executive offices are located at 295 Madison Avenue, 6th Floor, New York, New York 10017, and our telephone number is (212) 455-8300. We maintain a website on the Internet at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

Recent Developments

The Offering

Shares of Series [ ] Preferred Stock offered by us	shares excluding shares of preferred stock issuable pursuant to the overallotment often granted to the Underwriters.
Shares of Series [ ] Preferred Stock Outstanding after this Offering	shares excluding shares of preferred stock issuable pursuant to the overallotment often granted to the Underwriters.

Use of proceeds	We intend to use the net proceeds from selling our securities for general corporate purposes, which includes investing in debt and equity securities, repayment of any outstanding indebtedness and other general corporate purposes. See “Use of Proceeds” in this prospectus supplement for more information.

Dividend Rate	% per annum

Dividend Payment Dates	, , and or each year, commencing on ,

Record Dates	, , and

[ ] symbol	“ ”

Liquidation Preference	The liquidation preference of our preferred stock is $ per share.

Restrictions on Dividend, Redemption and Other Payments	No full dividends and distributions will be declared or paid on the preferred stock for any dividend period, or a part of a dividend period, unless the full cumulative dividends and distributions due through the most recent dividend payment dates for all outstanding shares of preferred stock have been, or contemporaneously are, declared and paid through the most recent dividend payment dates for each series of preferred stock. If full cumulative dividends and distributions due have not been paid on all outstanding preferred stock of any series, any dividends and distributions being declared and paid on preferred stock will be declared and paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on the shares of each such series of preferred stock on the relevant dividend payment date. No holders of preferred stock will be entitled to any dividends and distributions in excess of full cumulative dividends and distributions as provided in the Certificate of Designations.

Optional Redemption	The preferred stock may be redeemed, in whole or in part, at any time after , at a redemption price per share equal to the applicable percentage set forth below multiplied by the sum of the liquidation preference per share plus accrued but unpaid dividends not previously added to the liquidation preference on such share.

Year Applicable Percentage %

Redemption at the Option of the Holder	On and after , , each holder of our preferred stock will have the right to require us to repurchase all or any part of such holder’s preferred stock at a purchase price per share equal to % of the sum of the liquidation preference per share plus accrued but unpaid dividends. In addition, each holder of our preferred stock will have the right to require us to repurchase all or any part of such holder’s preferred stock at a purchase price per share equal to % of the sum of the liquidation preference per share plus accrued but unpaid dividends upon the occurrence of certain fundamental changes.

Voting Rights	Voting rights associated with the preferred stock are described under the heading “Description of Preferred Stock—Voting Rights.”

Rating	The preferred stock is not rated.

Conversion	[Describe any applicable conversion provisions set forth in the Certificate of Designations.]

Exchange	[Describe any applicable exchange provisions set forth in the Certificate of Designations.]
Material U.S. Federal Income Tax Consequences	[Insert summary disclosure regarding federal income tax consequences of an investment in the preferred stock.]

[PRINTER – “BOX” SHOULD END HERE]

RISK FACTORS

[Insert risk factors applicable to the Preferred Stock and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

FEES AND EXPENSES

STOCKHOLDER TRANSACTION EXPENSES (as a percentage of the offering price)
Sales Load	—	%(1)
Offering Expenses	—	%(2)
Dividend Reinvestment Plan Fees	None	(3)
Total Stockholder Transaction Expenses	—%
ANNUAL EXPENSES (as a percentage of net assets attributable to common stock)
Operating Expenses		%(3)
Interest Payments on Borrowed Funds		%(4)
Other Expenses		%(5)
Acquired Fund Fees and Expenses		%(6)
Total Annual Expenses		%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Company. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of 4.5% (the estimated underwriting discount to be paid by us with respect to common stock sold by us in an offering).

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

(1)	In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

(3)	The expenses associated with the administration of our dividend reinvestment plan are included in “Other Expenses.” The participants in the dividend reinvestment plan pay a pro rata share of brokerage commissions incurred with respect to open market purchases, if any, made by the administrator under the plan. For more details about the plan, see “Dividend Reinvestment Plan.”

(3)	“Operating Expenses” represents an estimate of our annual operating expense. We do not have an investment advisor. We are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees. Instead we pay the operating costs associated with employing investment management professionals.

(4)	“Interest Payments on Borrowed Funds” represents an estimate of our annual interest expense based on payments required under our outstanding Senior Convertible Notes, the Facility and the Senior Notes.

(5)	“Other expenses” are based on the amounts incurred for the year ended , and include our overhead and administrative expenses.

(6)	Reflects the estimated annual collateral manager fees that will be indirectly incurred by us in connection with our equity investments in CLO funds during the twelve months following the date of this prospectus. Collateral manager fees are charged on the total assets of the CLO fund, including the assets acquired with borrowed funds, but are assumed to be paid by the equity holders of the CLO funds (i.e., from the residual cash flows after interest payments to the senior debt holders in the CLO funds).

Therefore, these collateral manager fees (which generally range from % to % of total assets) are effectively much higher when allocated only to the equity holders of the CLO funds as we have done in the table above. In this regard, the debt tranches that we hold in any of these CLO funds are not deemed to pay any such collateral manager fees for purposes of the table set forth above. The calculation also includes the payment of incentive fees that will likely be earned by the investment manager of the CLO funds in which we hold an equity investment in the next twelve months. It is important to highlight that approximately % of the collateral manager and incentive fees reflected in the table above are paid to our Asset Manager Affiliates, which are wholly owned by us. Therefore, any such fees paid to our Asset Manager Affiliates will inure to the benefit of our stockholders in light of our 100% ownership of the Asset Manager Affiliates.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

USE OF PROCEEDS

If we sell         shares of our preferred stock with an aggregate offering price of $          million, we anticipate that our net proceeds, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $       million. We intend to use the net proceeds from the sale of our securities pursuant to this prospectus for general corporate purposes, which may include investing in new portfolio companies in accordance with our investment objective and strategies described in this prospectus, the repayment of outstanding indebtedness, acquisitions and for other general working capital purposes.

We estimate that it will take       to        months for us to substantially invest the net proceeds of this offering, depending on the availability of attractive opportunities and market conditions. However, we can offer no assurance that we will be able to achieve this goal.

Pending these uses, we will invest such net proceeds primarily in cash, cash equivalents, and U.S. government securities or other high-quality debt investments that mature in one year or less consistent with our business development company election and our election to be taxed as a RIC, at yields significantly below those we expect to earn on our other portfolio investments.

CAPITALIZATION

The following table sets forth our capitalization as of                      :

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of shares of common stock in this offering, assuming a public offering price of $ per share (based on the last reported sales price of our common stock on the NASDAQ Global Select Market on

As of
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
Cash	$	$
Borrowings
Stockholders’ equity:
Common stock, par value $0.01 per share; 100,000,000 common shares authorized, shares outstanding
Preferred stock, par value $0.01 per share; 5,000,000 common shares authorized, shares outstanding
Capital in excess of par value
Accumulated undistributed net investment income
Accumulated net realized losses
Net unrealized depreciation of investments
Total stockholders’ equity	$	$
Total capitalization	$	$

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

[Insert disclosure regarding federal income tax consequences of an investment in the Preferred Stock to the extent required to be disclosed by applicable law or regulation.]

UNDERWRITING

is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriters	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the overallotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $                 per share. The underwriting discount of $                    per share is equal to                    % of the initial offering price. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and other selling terms. The representative has advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

The underwriters hold an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional                     shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering overallotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, along with each of our directors and officers, have agreed that we will not, without the prior written consent of                 , on behalf of the underwriters, offer, pledge, sell, contract to sell or otherwise dispose of or agree to sell or otherwise dispose of, directly or indirectly or hedge shares or securities convertible into or exchangeable for shares for a period of                      days from the date of this prospectus supplement (the “Lock-up Period”). in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The Lock-up Period in the preceding paragraph will be extended if (i) during the last 17 days of the Lock-up Period we issue an earnings release or material news or a material event relating to KCAP occurs or (ii) prior to the expiration of the Lock-up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, in which case the restrictions described in the preceding sentence will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or the occurrence of the material event.

[The shares of preferred stock will be listed on the                under the symbol “            .”]

The following table shows the underwriting discounts to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. This offering will conform with the requirements set forth in Financial Industry Regulatory Authority Rule 2310. The sum of all compensation to the underwriters in connection with this offering of shares, including the underwriting discount, will not exceed 10% of the total public offering price of the shares sold in this offering.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

KCAP has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Certain underwriters may make a market in the shares. No underwriter is, however, obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of the underwriter. No assurance can be given as to the liquidity of, or the trading market for, the shares as a result of any market-making activities undertaken by any underwriter. This prospectus supplement is to be used by any underwriter in connection with the offering and, during the period in which a prospectus supplement must be delivered, with offers and sales of the shares in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.

In connection with the offering,                       , on behalf of the underwriters, may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ overallotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Transactions to close out the covered syndicate short position involve either purchases of shares in the open market after the distribution has been completed or the exercise of the overallotment option. The underwriters may also make “naked” short sales of shares in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when                                       repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of shares. They may also cause the price of shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the [                 ], or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering, excluding the underwriting discounts, will be approximately $                          .

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representative will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Certain underwriters may perform investment banking and advisory services for us and our affiliates from time to time, for which they receive customary fees and expenses. Certain underwriters may, from time to time, engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

[Additional Underwriter Compensation

[to be provided as applicable]]

The principal business address of                is             ..

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters by                        .

EXPERTS

The financial statements as of and and for each of the two years in the period ended included in the accompanying prospectus and this prospectus supplement have been so included in reliance on the report of [ ], an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act. The registration statement contains additional information about us and the securities being offered by this prospectus supplement and the accompanying prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You can inspect any materials we file with the SEC, without charge, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The information we file with the SEC is available free of charge by contacting us at 295 Madison Avenue, 6th Floor, New York, New York 10017, by telephone at (212) 455-8300, or on our website at http://www.kcapinc.com. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Information contained on our website or on the SEC’s web site about us is not incorporated into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website or on the SEC’s website to be part of this prospectus supplement or the accompanying prospectus.

Exhibit 99.4

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE

WARRANT OFFERINGS]

SUBJECT TO COMPLETION, DATED                         , 20

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated                 , 20                   )

Warrants to Purchase up to [type of security]

We are offering for sale warrants to purchase up to [type of security]. Each warrant entitles the holder to purchase [type of security].

The exercise price will be $                       per warrant. The warrants will be exercisable beginning on             , 20         , and will expire on               , 20              , or earlier upon redemption.

We are an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). We originate, structure and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. In addition to our middle market investment business, our wholly-owned portfolio companies, Katonah Debt Advisors, L.L.C., Trimaran Advisors, L.L.C., and related affiliates controlled by us (collectively, our “Asset Manager Affiliates”), manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments.

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investment in the asset management business of our Asset Manager Affiliates.

On              and                , the last reported sale price of our common stock on the NASDAQ Global Select Market was $             and $           , respectively. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of was $         .

Investing in our warrants involves a high degree of risk and should be considered highly speculative. See “Risk Factors” beginning on page [ ] of this prospectus supplement and on page [ ] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our warrants.

This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in our warrants. Please read this prospectus supplement and the accompanying prospectus before investing and keep them for future reference. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 295 Madison Avenue, 6th Floor, New York, New York 10017, by telephone at (212) 455-8300, or on our website at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider that information to be part of this prospectus supplement or the accompanying prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains information about us.

	Per Warrant	Total
Public offering price	$	$
Sales load (underwriting discount)	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	We estimate that we will incur approximately $ of expenses relating to this offering, resulting in net proceeds, after sales load (underwriting discount) and expenses, to us of approximately $ million.

The underwriters expect to deliver the warrants on or about                   , 20           .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option, exercisable at any time until 30 days after the date of this prospectus supplement, to purchase up to additional warrants.

The date of this prospectus supplement is                 , 20          .

PROSPECTUS SUPPLEMENT

Page
ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
SPECIFIC TERMS OF OUR WARRANTS AND THE OFFERING
RISK FACTORS
FEES AND EXPENSES
USE OF PROCEEDS
DESCRIPTION OF OUR WARRANTS
CAPITALIZATION
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
AVAILABLE INFORMATION

PROSPECTUS

[Insert table of contents from base prospectus]

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any of our warrants by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is complete and accurate only as of their respective dates, regardless of the time of their delivery or sale of our warrants. Our financial condition, results of operations and prospects may have changed since those dates. To the extent required by law, we will amend or supplement the information contained in this prospectus supplement and the accompanying prospectus to reflect any material changes to such information subsequent to the date of this prospectus supplement and the accompanying prospectus and prior to the completion of any offering pursuant to this prospectus supplement and the accompanying prospectus.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of warrants and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Available Information” before investing in our warrants.

Forward-Looking Statements

Information contained in this prospectus supplement and the accompanying prospectus may contain forward-looking statements. In addition, forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. The matters described in “Risk Factors” in the accompanying prospectus and certain other factors noted throughout this prospectus supplement and the accompanying prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, or the Securities Act. For a list of factors that could affect these forward-looking statements, see “Risk Factors” in this prospectus supplement and the accompanying prospectus and “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that is important to you. To understand the terms of the warrants offered pursuant to this prospectus supplement and the accompanying prospectus, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the warrants we are offering. Except as otherwise noted, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters’ option to purchase additional warrants.

In this prospectus, unless the context otherwise requires, the terms the “Company,” “KCAP Financial,” “we,” “us” and “our” refer to KCAP Financial, Inc., in each case together with our wholly-owned portfolio companies Katonah Debt Advisors, L.L.C. and Trimaran Advisors, L.L.C. “Katonah Debt Advisors” refers to Katonah Debt Advisors, L.L.C. and related affiliates controlled by us. “Trimaran Advisors” refers to Trimaran Advisors, L.L.C. and related affiliates controlled by us.

Overview

We originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. We define the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization, which we refer to as “EBITDA,” of $10 million to $50 million and/or total debt of $25 million to $150 million.

In addition to our middle market investment business, Katonah Debt Advisors, L.L.C. and its asset manager affiliates (collectively, “Katonah Debt Advisors”) and Trimaran Advisors, L.L.C. (“Trimaran Advisors”, together with Katonah Debt Advisors, our “Asset Manager Affiliates”) each manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments. Each of Katonah Debt Advisors and Trimaran Advisors are our wholly-owned portfolio companies, and each are registered investment advisers under the Investment Advisers Act of 1940 (the “Adviser Act”).

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investments in the asset management businesses of our Asset Manager Affiliates. We intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. While our primary investment focus is on making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments. In addition, we may also invest in debt and equity securities issued by the CLO Funds managed by our Asset Manager Affiliates or by other asset managers.

We seek to manage risk through a rigorous credit and investment underwriting process and an active portfolio monitoring program. We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our net income and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer.

We were formed in August 2006. In December 2006, we completed our initial public offering (“IPO”), which raised net proceeds of approximately $200 million after the exercise of the underwriters’ over-allotment option. In connection with our IPO, we issued an additional 3,484,333 shares of our common stock in exchange for the ownership interests of Katonah Debt Advisors and in securities issued by the CLO Funds managed by Katonah Debt Advisors and two other asset managers. On February 29, 2012, we purchased Trimaran Advisors, a CLO manager similar to Katonah Debt Advisors. Contemporaneously with the acquisition of Trimaran Advisors, we acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors. As of December 31, 2012, Katonah Debt Advisors and Trimaran Advisors are the Company’s only wholly-owned portfolio companies and have approximately $3.6 billion of par value assets under management. Katonah Debt Advisors and Trimaran Advisors are each managed independently from us by separate management teams and investment committees.

Including employees of our Asset Manager Affiliates, we employ an experienced team of 16 investment professionals and 25 total staff members. Dayl W. Pearson, our President and Chief Executive Officer, and one of our directors, has been in the financial services industry for over 33 years. During the past 20 years, Mr. Pearson has focused almost exclusively in the middle market and has originated, structured and underwritten over $7 billion of debt and equity securities. R. Jon Corless, our Chief Investment Officer has managed investment portfolios in excess of $4 billion at several institutions and has been responsible for managing portfolios of leveraged loans, high-yield bonds, mezzanine securities and middle market loans. Edward U. Gilpin, our Chief Financial Officer, Secretary and Treasurer, has significant experience in overseeing the financial reporting for asset management businesses, including the fair value accounting of CLO securities owned by them.

We are an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940. Because we are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor, we do not pay investment advisory fees and all of our income is available to pay our operating costs and to make distributions to our stockholders. As a BDC, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The 1940 Act also generally prohibits us from declaring any cash dividend or distribution on any class of our capital stock if our asset coverage is below 200% at the time of the declaration of the dividend or distribution.

We have also elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code (“Code”) and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

Our Corporate Information

Our principal executive offices are located at 295 Madison Avenue, 6th Floor, New York, New York 10017, and our telephone number is (212) 455-8300. We maintain a website on the Internet at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

Recent Developments

SPECIFIC TERMS OF OUR WARRANTS AND THE OFFERING

This prospectus supplement sets forth certain terms of our warrants that we are offering pursuant to this prospectus supplement and supplements the accompanying prospectus that is attached to the back of this prospectus supplement. This section outlines the specific legal and financial terms of our warrants. You should read this section together with the more general description of our warrants in this prospectus supplement and the accompanying prospectus under the heading “Description of Our Warrants” before investing in our warrants. Capitalized terms used in this prospectus supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus.

[Insert material terms of our warrants in tabular form to the extent required to be disclosed by applicable law or regulation.]

RISK FACTORS

If you exercise your warrants, you may be unable to sell any [type of security] you purchase at a profit.

The public trading market price of our [type of security] may decline after you elect to exercise your warrants. If that occurs, you will have committed to buy [type of security] at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, we cannot assure you that following the exercise of warrants you will be able to sell your [type of security] at a price equal to or greater than the exercise price.

The exercise price is not necessarily an indication of our value.

The exercise price of the warrants does not necessarily bear any relationship to any established criteria for valuation of business development companies. You should not consider the exercise price an indication of our value or any assurance of future value. After the date of this prospectus supplement, our [type of security] may trade at prices above or below the subscription price.]

[Insert any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

FEES AND EXPENSES

STOCKHOLDER TRANSACTION EXPENSES (as a percentage of the offering price)
Sales Load	—	%(1)
Offering Expenses	—	%(2)
Dividend Reinvestment Plan Fees	None	(3)
Total Stockholder Transaction Expenses	—%
ANNUAL EXPENSES (as a percentage of net assets attributable to common stock)
Operating Expenses		%(3)
Interest Payments on Borrowed Funds		%(4)
Other Expenses		%(5)
Acquired Fund Fees and Expenses		%(6)
Total Annual Expenses		%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Company. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of 4.5% (the estimated underwriting discount to be paid by us with respect to common stock sold by us in an offering).

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$-	$-	$-	$-

(1)	In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

(3)	The expenses associated with the administration of our dividend reinvestment plan are included in “Other Expenses.” The participants in the dividend reinvestment plan pay a pro rata share of brokerage commissions incurred with respect to open market purchases, if any, made by the administrator under the plan. For more details about the plan, see “Dividend Reinvestment Plan.”

(3)	“Operating Expenses” represents an estimate of our annual operating expense. We do not have an investment advisor. We are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees. Instead we pay the operating costs associated with employing investment management professionals.

(4)	“Interest Payments on Borrowed Funds” represents an estimate of our annual interest expense based on payments required under our outstanding Senior Convertible Notes, the Facility and the Senior Notes.

(5)	“Other expenses” are based on the amounts incurred for the year ended , and include our overhead and administrative expenses.

(6)	Reflects the estimated annual collateral manager fees that will be indirectly incurred by us in connection with our equity investments in CLO funds during the twelve months following the date of this prospectus. Collateral manager fees are charged on the total assets of the CLO fund, including the assets acquired with borrowed funds, but are assumed to be paid by the equity holders of the CLO funds (i.e., from the residual cash flows after interest payments to the senior debt holders in the CLO funds).

Therefore, these collateral manager fees (which generally range from % to % of total assets) are effectively much higher when allocated only to the equity holders of the CLO funds as we have done in the table above. In this regard, the debt tranches that we hold in any of these CLO funds are not deemed to pay any such collateral manager fees for purposes of the table set forth above. The calculation also includes the payment of incentive fees that will likely be earned by the investment manager of the CLO funds in which we hold an equity investment in the next twelve months. It is important to highlight that approximately % of the collateral manager and incentive fees reflected in the table above are paid to our Asset Manager Affiliates, which are wholly owned by us. Therefore, any such fees paid to our Asset Manager Affiliates will inure to the benefit of our stockholders in light of our 100% ownership of the Asset Manager Affiliates.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

USE OF PROCEEDS

The net proceeds from our sale of warrants in this offering are estimated to be approximately $                   million, or $                     million if the underwriters’ option to purchase additional warrants is exercised in full, assuming a public offering price of $ per warrant, and after deducting the underwriting discount and estimated offering expenses. The underwriting discount is $                 per warrant. A $                    increase (decrease) in the assumed offering price per warrant would increase (decrease) net proceeds to us from this offering by $                     million, assuming the number of warrant offered by us as set forth on the cover page of this prospectus supplement remains the same. Any additional proceeds to us resulting from an increase in the public offering price or the number of warrants offered pursuant to this prospectus supplement will be used by us as described below.

We intend to use substantially all of the net proceeds from selling our securities for general corporate purposes, which includes investing in portfolio companies and CLO funds in accordance with our investment objective and strategies described elsewhere in this prospectus. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering.

We anticipate that substantially all of the net proceeds from any offering of our warrants will be used as described above within six to twelve months. Pending such use, we intend to invest the net proceeds of an offering in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective.

DESCRIPTION OF OUR WARRANTS

This prospectus supplement sets forth certain terms of our warrants that we are offering pursuant to this prospectus supplement and the accompanying prospectus. This section outlines the specific legal and financial terms of our warrants. You should read this section together with the more general description of our warrants in the accompanying prospectus under the heading “Description of Our Warrants” before investing in our warrants. This summary is not necessarily complete and is subject to and entirely qualified by reference to [insert relevant documents].

[Insert material terms of our warrants to the extent required to be disclosed by applicable law or regulation.]

CAPITALIZATION

The following table sets forth our capitalization as of :

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of shares of common stock in this offering, assuming a public offering price of $ per share (based on the last reported sales price of our common stock on the NASDAQ Global Select Market on , , after deducting the underwriting discount and estimated offering expenses payable by us.

As of
		Actual		As Adjusted
		(Unaudited)		(Unaudited)
Cash	$		$
Borrowings
Stockholders’ equity:
Common stock, par value $0.01 per share; 100,000,000 common shares authorized, shares outstanding
Capital in excess of par value

Accumulated undistributed net investment income
Accumulated net realized losses
Net unrealized depreciation of investments
Total stockholders’ equity	$		$
Total capitalization	$		$

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

[Insert disclosure regarding federal income tax consequences of an investment in the warrants to the extent required to be disclosed by applicable law or regulation.]

UNDERWRITING

                and                       are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated, each underwriter named below severally agrees to purchase the number of warrants indicated in the following table:

Underwriters	Number of Warrants
Total

The underwriters are committed to take and pay for all of the warrants being offered, if any are purchased, other than the warrants covered by the option described below.

Option to Purchase Additional Warrants

If the underwriters sell more warrants than the total number set forth in the table above, the underwriters have an option to buy up to an additional warrants from us. They may exercise that option for 30 days. If any warrants are purchased pursuant to this option, the underwriters will severally purchase warrants in approximately the same proportion as set forth in the table above.

Commissions and Discounts

The following table shows the per warrant and total underwriting discounts and commissions to be paid by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional warrants.

Paid by KCAP	No Exercise	Full Exercise
Per Warrant	$	$
Total	$	$

Warrants sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If all the warrants are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the warrants by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $          .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

[No Sales of Similar Securities

We have agreed, with exceptions, not to sell or transfer any warrants or [type of security] for days after the date of this prospectus supplement without first obtaining the written consent of [                         ].]

[NASDAQ Global Select Market Listing

[Our [type of security] is listed on the NASDAQ Global Select Market under the symbol “                        ..”]

[Our warrants are a new issue of securities with no established trading market. We intend to list our warrants on. We expect trading in our warrants on to begin within days after the original issue date. Currently there is no public market for our warrants.

We have been advised by the underwriters that they presently intend to make a market in our warrants after completion of the offering as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in our warrants and any such market making may be discontinued at any time in the sole discretion of the underwriters without any notice. Accordingly, no assurance can be given as to the liquidity of, or development of a public trading market for, our warrants. If any active public trading market for our warrants does not develop, the market price and liquidity of our warrants may be adversely affected.]]

Price Stabilizations and Short Positions

In connection with the offering, on behalf of the underwriters, may purchase and sell warrants in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of warrants than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional warrants from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional warrants or purchasing warrants in the open market. In determining the source of warrants to close out the covered short position, the underwriters will consider, among other things, the price of warrants available for purchase in the open market as compared to the price at which they may purchase additional warrants pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing warrants in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our warrants in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of warrants made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased warrants sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our warrants, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our warrants. As a result, the price of the warrants may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Additional Underwriter compensation

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Certain of the net proceeds from the sale of our warrants, not including underwriting compensation, may be paid to affiliates of in connection with the repayment of debt owed under the ING facility. As a result, and/or their affiliates may receive more than 5% of the net proceeds of this offering, not including underwriting compensation.

[Describe any other specific transactions and compensation related thereto to the extent required to be disclosed by applicable law or regulation.]

[Insert principal business addresses of underwriters.]

[Insert applicable legends for jurisdictions in which offers and sales may be made.]

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington D.C. Certain legal matters related to the offering will be passed upon for the underwriters by.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our warrants offered by this prospectus supplement. The registration statement contains additional information about us and our warrants being offered by this prospectus supplement.

We file with or furnish to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Exhibit 99.5

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE DEBT SECURITIES OFFERINGS]

SUBJECT TO COMPLETION, DATED                        , 20

PRELIMINARY PROSPECTUS SUPPLEMENT

(to Prospectus dated                      , 20             )

$

% [conversion/ranking information] Notes due

We are offering $                   in aggregate principal amount of                  % [Insert ranking/conversion information] notes due, which we refer to as the Notes. [Insert relevant information regarding interest payments, redemption, collateral, subordination, etc.]

We are an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). We originate, structure and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. In addition to our middle market investment business, our wholly-owned portfolio companies, Katonah Debt Advisors, L.L.C., Trimaran Advisors, L.L.C., and related affiliates controlled by us (collectively, our “Asset Manager Affiliates”), manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments.

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investment in the asset management business of our Asset Manager Affiliates.

Investing in the Notes involves a high degree of risk and should be considered highly speculative. See “Risk Factors” beginning on page [ ] of this prospectus supplement and on page [ ] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in the Notes.

This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor should know before investing in the Notes. Please read this prospectus supplement and the accompanying prospectus before investing and keep them for future reference. We file periodic reports, current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 295 Madison Avenue, 6th Floor, New York, New York 10017, by telephone at (212) 455-8300, or on our website at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus, and you should not consider that information to be part of this prospectus supplement or the accompanying prospectus. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains information about us.

.

	Per Note	Total
Public offering price	$	$
Sales load (underwriting discount)	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	We estimate that we will incur approximately $ of expenses relating to this offering, resulting in net proceeds, after sales load (underwriting discount) and expenses, to us of approximately $ million.

[The public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from [ ] and must be paid by the purchaser if the Notes are delivered after [ ].

THE NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option, exercisable at any time until 30 days after the date of this prospectus supplement, to purchase up to an additional $                    total aggregate principal amount of Notes offered hereby.

Delivery of the Notes in book-entry form only through [The Depository Trust Company] will be made on or about         , 20          .

The date of this prospectus supplement is                  , 20            .

PROSPECTUS SUPPLEMENT

Page
ABOUT THIS PROSPECTUS SUPPLEMENT	S-
PROSPECTUS SUPPLEMENT SUMMARY	S-
SPECIFIC TERMS OF THE NOTES AND THE OFFERING	S-
RISK FACTORS	S-
FEES AND EXPENSES	S-
USE OF PROCEEDS	S-
CAPITALIZATION	S-
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	S-
UNDERWRITING	S-
LEGAL MATTERS	S-
AVAILABLE INFORMATION	S-

PROSPECTUS

[Insert table of contents from base prospectus]

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information from that contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any of the Notes by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information contained in this prospectus supplement and the accompanying prospectus is complete and accurate only as of their respective dates, regardless of the time of their delivery or sale of the Notes. Our financial condition, results of operations and prospects may have changed since those dates. To the extent required by law, we will amend or supplement the information contained in this prospectus supplement and the accompanying prospectus to reflect any material changes to such information subsequent to the date of this prospectus supplement and the accompanying prospectus and prior to the completion of any offering pursuant to this prospectus supplement and the accompanying prospectus.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Available Information” before investing in the Notes.

Forward-Looking Statements

Information contained in this prospectus supplement and the accompanying prospectus may contain forward-looking statements. In addition, forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” or “continue” or the negative thereof or other variations thereon or comparable terminology. The matters described in “Risk Factors” in the accompanying prospectus and certain other factors noted throughout this prospectus supplement and the accompanying prospectus constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, or the Securities Act. For a list of factors that could affect these forward-looking statements, see “Risk Factors” in this prospectus supplement and the accompanying prospectus and “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that is important to you. To understand the terms of the Notes offered pursuant to this prospectus supplement and the accompanying prospectus, you should read the entire prospectus supplement and the accompanying prospectus carefully. Together, these documents describe the specific terms of the Notes we are offering. Except as otherwise noted, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters’ option to purchase additional Notes.

In this prospectus, unless the context otherwise requires, the terms the “Company,” “KCAP Financial,” “we,” “us” and “our” refer to KCAP Financial, Inc., in each case together with our wholly-owned portfolio companies Katonah Debt Advisors, L.L.C. and Trimaran Advisors, L.L.C. “Katonah Debt Advisors” refers to Katonah Debt Advisors, L.L.C. and related affiliates controlled by us. “Trimaran Advisors” refers to Trimaran Advisors, L.L.C. and related affiliates controlled by us.

Overview

We originate, structure, and invest in senior secured term loans, mezzanine debt and selected equity securities primarily in privately-held middle market companies. We define the middle market as comprising companies with earnings before interest, taxes, depreciation and amortization, which we refer to as “EBITDA,” of $10 million to $50 million and/or total debt of $25 million to $150 million.

In addition to our middle market investment business, Katonah Debt Advisors, L.L.C. and its asset manager affiliates (collectively, “Katonah Debt Advisors”) and Trimaran Advisors, L.L.C. (“Trimaran Advisors”, together with Katonah Debt Advisors, our “Asset Manager Affiliates”) each manage collateralized loan obligation funds (“CLO Funds”) that invest in broadly syndicated loans, high-yield bonds and other corporate credit instruments. Each of Katonah Debt Advisors and Trimaran Advisors are our wholly-owned portfolio companies, and each are registered investment advisers under the Investment Advisers Act of 1940 (the “Adviser Act”).

Our investment objective is to generate current income and capital appreciation from the investments made by our middle market business in senior secured term loans, mezzanine debt and selected equity investments in privately-held middle market companies. We also expect to receive distributions of recurring fee income and to generate capital appreciation from our investments in the asset management businesses of our Asset Manager Affiliates. We intend to grow our portfolio of assets by raising additional capital, including through the prudent use of leverage available to us. While our primary investment focus is on making loans to, and selected equity investments in, privately-held middle market companies, we may also invest in other investments such as loans to larger, publicly-traded companies, high-yield bonds and distressed debt securities. We may also receive warrants or options to purchase common stock in connection with our debt investments. In addition, we may also invest in debt and equity securities issued by the CLO Funds managed by our Asset Manager Affiliates or by other asset managers.

We seek to manage risk through a rigorous credit and investment underwriting process and an active portfolio monitoring program. We employ a disciplined approach in the selection and monitoring of our investments. Generally, we target investments that will generate a current return through interest income to provide for stability in our net income and place less reliance on realized capital gains from our investments. Our investment philosophy is focused on preserving capital with an appropriate return profile relative to risk. Our investment due diligence and selection generally focuses on an underlying issuer’s net cash flow after capital expenditures to service its debt rather than on multiples of net income, valuations or other broad benchmarks which frequently miss the nuances of an issuer’s business and prospective financial performance. We also generally avoid concentrations in any one industry or issuer.

We were formed in August 2006. In December 2006, we completed our initial public offering (“IPO”), which raised net proceeds of approximately $200 million after the exercise of the underwriters’ over-allotment option. In connection with our IPO, we issued an additional 3,484,333 shares of our common stock in exchange for the ownership interests of Katonah Debt Advisors and in securities issued by the CLO Funds managed by Katonah Debt Advisors and two other asset managers. On February 29, 2012, we purchased Trimaran Advisors, a CLO manager similar to Katonah Debt Advisors. Contemporaneously with the acquisition of Trimaran Advisors, we acquired from Trimaran Advisors equity interests in certain CLO Funds managed by Trimaran Advisors. As of December 31, 2012, Katonah Debt Advisors and Trimaran Advisors are the Company’s only wholly-owned portfolio companies and have approximately $3.6 billion of par value assets under management. Katonah Debt Advisors and Trimaran Advisors are each managed independently from us by separate management teams and investment committees.

Including employees of our Asset Manager Affiliates, we employ an experienced team of 16 investment professionals and 25 total staff members. Dayl W. Pearson, our President and Chief Executive Officer, and one of our directors, has been in the financial services industry for over 33 years. During the past 20 years, Mr. Pearson has focused almost exclusively in the middle market and has originated, structured and underwritten over $7 billion of debt and equity securities. R. Jon Corless, our Chief Investment Officer has managed investment portfolios in excess of $4 billion at several institutions and has been responsible for managing portfolios of leveraged loans, high-yield bonds, mezzanine securities and middle market loans. Edward U. Gilpin, our Chief Financial Officer, Secretary and Treasurer, has significant experience in overseeing the financial reporting for asset management businesses, including the fair value accounting of CLO securities owned by them.

We are an internally managed, non-diversified closed-end investment company that is regulated as a business development company (“BDC”) under the Investment Company Act of 1940. Because we are internally managed by our executive officers under the supervision of our Board of Directors and do not depend on a third party investment advisor, we do not pay investment advisory fees and all of our income is available to pay our operating costs and to make distributions to our stockholders. As a BDC, we are required to comply with regulatory requirements, including limitations on our use of debt. We are permitted to, and expect to continue to, finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The 1940 Act also generally prohibits us from declaring any cash dividend or distribution on any class of our capital stock if our asset coverage is below 200% at the time of the declaration of the dividend or distribution.

We have also elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code (“Code”) and intend to operate in a manner to maintain our RIC tax treatment. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our shareholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for each year.

Our Corporate Information

Our principal executive offices are located at 295 Madison Avenue, 6th Floor, New York, New York 10017, and our telephone number is (212) 455-8300. We maintain a website on the Internet at http://www.kcapinc.com. Information contained on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus.

Recent Developments

SPECIFIC TERMS OF THE NOTES AND THE OFFERING

This prospectus supplement sets forth certain terms of the Notes that we are offering pursuant to this prospectus supplement and supplements the accompanying prospectus that is attached to the back of this prospectus supplement. This section outlines the specific legal and financial terms of the Notes. You should read this section together with the more general description of the Notes in the accompanying prospectus under the heading “Description of Our Debt Securities” before investing in the Notes. Capitalized terms used in this prospectus supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus or in the indenture governing the Notes.

[Insert material terms of the Notes in tabular form to the extent required to be disclosed by applicable law or regulation.]

RISK FACTORS

[Insert risk factors applicable to the Notes and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

FEES AND EXPENSES

STOCKHOLDER TRANSACTION EXPENSES (as a percentage of the offering price)
Sales Load	—	%(1)
Offering Expenses	—	%(2)
Dividend Reinvestment Plan Fees	None	(3)
Total Stockholder Transaction Expenses	—%
ANNUAL EXPENSES (as a percentage of net assets attributable to common stock)
Operating Expenses		%(3)
Interest Payments on Borrowed Funds		%(4)
Other Expenses		%(5)
Acquired Fund Fees and Expenses		%(6)
Total Annual Expenses		%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in the Company. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above, and that you would pay a sales load of 4.5% (the estimated underwriting discount to be paid by us with respect to common stock sold by us in an offering).

	1 YEAR	3 YEARS	5 YEARS	10 YEARS
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

(1)	In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

(3)	The expenses associated with the administration of our dividend reinvestment plan are included in “Other Expenses.” The participants in the dividend reinvestment plan pay a pro rata share of brokerage commissions incurred with respect to open market purchases, if any, made by the administrator under the plan. For more details about the plan, see “Dividend Reinvestment Plan.”

(3)	“Operating Expenses” represents an estimate of our annual operating expense. We do not have an investment advisor. We are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees. Instead we pay the operating costs associated with employing investment management professionals.

(4)	“Interest Payments on Borrowed Funds” represents an estimate of our annual interest expense based on payments required under our outstanding Senior Convertible Notes, the Facility and the Senior Notes.

(5)	“Other expenses” are based on the amounts incurred for the year ended , and include our overhead and administrative expenses.

(6)	Reflects the estimated annual collateral manager fees that will be indirectly incurred by us in connection with our equity investments in CLO funds during the twelve months following the date of this prospectus. Collateral manager fees are charged on the total assets of the CLO fund, including the assets acquired with borrowed funds, but are assumed to be paid by the equity holders of the CLO funds (i.e., from the residual cash flows after interest payments to the senior debt holders in the CLO funds).

Therefore, these collateral manager fees (which generally range from % to % of total assets) are effectively much higher when allocated only to the equity holders of the CLO funds as we have done in the table above. In this regard, the debt tranches that we hold in any of these CLO funds are not deemed to pay any such collateral manager fees for purposes of the table set forth above. The calculation also includes the payment of incentive fees that will likely be earned by the investment manager of the CLO funds in which we hold an equity investment in the next twelve months. It is important to highlight that approximately % of the collateral manager and incentive fees reflected in the table above are paid to our Asset Manager Affiliates, which are wholly owned by us. Therefore, any such fees paid to our Asset Manager Affiliates will inure to the benefit of our stockholders in light of our 100% ownership of the Asset Manager Affiliates.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

USE OF PROCEEDS

The net proceeds from our sale of the $ million aggregate principal amount of Notes in this offering are estimated to be approximately $ million, or $ million if the underwriters’ option to purchase additional Notes is exercised in full, assuming a public offering price of 100% of par, and after deducting the underwriting discount and estimated offering expenses. The underwriting discount is $ per share.

We intend to use substantially all of the net proceeds from selling our securities for general corporate purposes, which includes investing in portfolio companies and CLO funds in accordance with our investment objective and strategies described elsewhere in this prospectus. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering.

We anticipate that substantially all of the net proceeds from any offering of our warrants will be used as described above within six to twelve months. Pending such use, we intend to invest the net proceeds of an offering in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective.

CAPITALIZATION

The following table sets forth our capitalization as of :

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of shares of common stock in this offering, assuming a public offering price of $ per share (based on the last reported sales price of our common stock on the NASDAQ Global Select Market on , , after deducting the underwriting discount and estimated offering expenses payable by us.

As of
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
Cash	$	$
Borrowings
Stockholders’ equity:
Common stock, par value $0.01 per share; 100,000,000 common shares authorized, shares outstanding
Capital in excess of par value

Accumulated undistributed net investment income
Accumulated net realized losses
Net unrealized depreciation of investments
Total stockholders’ equity	$	$
Total capitalization	$	$

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

[Insert disclosure regarding federal income tax consequences of an investment in the Notes to the extent required to be disclosed by applicable law or regulation.]

UNDERWRITING

              and                         are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated           ,         , each underwriter named below severally agrees to purchase the aggregate principal amount of Notes indicated in the following table:

Underwriters	Principal Amount
Total

The underwriters are committed to take and pay for all of the Notes being offered, if any are purchased, other than the Notes covered by the option described below.

Option to Purchase Additional Notes

If the underwriters sell more Notes than the total number set forth in the table above, the underwriters have an option to buy up to an additional $ aggregate principal amount of Notes from us. They may exercise that option for 30 days. If any Notes are purchased pursuant to this option, the underwriters will severally purchase the Notes in approximately the same proportion as set forth in the table above.

Commissions and Discounts

An underwriting discount of                  % per Note will be paid by us. This underwriting discount will also apply to any Notes purchased pursuant to the overallotment option.

The following table shows the total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Note	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us

[The underwriters propose to offer some of the Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to certain other Financial Industry Regulatory Authority (FINRA) members at the public offering price less a concession not in excess of                 % of the aggregate principal amount of the Notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of                % of the aggregate principal amount of the Notes. After the initial offering of the Notes to the public, the public offering price and such concessions may be changed. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement.]

We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $         .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

[Listing

The Notes are a new issue of securities with no established trading market. We intend to list the Notes on. We expect trading in the Notes on to begin within days after the original issue date. Currently there is no public market for the Notes.

We have been advised by the underwriters that they presently intend to make a market in the Notes after completion of the offering as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Notes and any such market-making may be discontinued at any time in the sole discretion of the underwriters without any notice. Accordingly, no assurance can be given as to the liquidity of, or development of a public trading market for, the Notes. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.]

Price Stabilizations and Short Positions

In connection with the offering, the underwriters may purchase and sell Notes in the open market. These transactions may include overallotment, covering transactions and stabilizing transactions. Overallotment involves sales of securities in excess of the aggregate principal amount of securities to be purchased by the underwriters in the offering, which creates a short position for the underwriters. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of securities made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Any of these activities may cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time without any notice relating thereto.

Additional Underwriter compensation

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Certain of the net proceeds from the sale of the Notes, not including underwriting compensation, may be paid to affiliates of in connection with the repayment of debt owed under the [facility]. As a result, and/or their affiliates may receive more than 5% of the net proceeds of this offering, not including underwriting compensation.

If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge or may hedge their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes.

[Describe any other specific transactions and compensation related thereto to the extent required to be disclosed by applicable law or regulation.]

[Insert principal business addresses of underwriters.]

[Insert applicable legends for jurisdictions in which offers and sales may be made.]

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington D.C. Certain legal matters related to the offering will be passed upon for the underwriters by.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the Notes offered by this prospectus supplement. The registration statement contains additional information about us and the Notes being offered by this prospectus supplement.

We file with or furnish to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.